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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2 )*

MAIR Holdings, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
560635104
(CUSIP Number)
Lloyd I. Miller
4550 Gordon Drive
Naples, Florida, 34102
(Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	560635104	Page	2	of	6

1	NAMES OF REPORTING PERSONS Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF-AF-OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,050,596

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		541,256

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,050,596

WITH	10	SHARED DISPOSITIVE POWER

		541,256

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,591,852

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA-OO

INTRODUCTION
     This constitutes Amendment No. 2 (the “Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated September 18, 2007, as amended (the “Statement”), relating to the common stock, par value $0.01 per share (the “Shares”) of MAIR Holdings, Inc. (the “Company”). The Company has its principal executive offices at Fifth Street Towers, Suite 1360, 150 South Fifth Street, Minneapolis, MN 55402. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Considerations
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
      Mr. Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Mr. Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares in Trust A-4 was $2,500,686.74.
     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate amount of funds used for the purchase of the Shares in Milfam II L.P. was $5,207,066.62.
     All of the Shares purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The aggregate amount of funds used for the purchase of the Shares purchased by Mr. Miller on his own behalf was $349,460.00.

Item 4.	Purpose of the Transaction Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The purpose of this Amendment is to report that since the filing of Amendment No. 1 (“Amendment No. 1”) to the Statement, dated February 14, 2008, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller.

Item 5.	Interest in Securities of the Issuer
     (a) Mr. Miller may be deemed to beneficially own 1,591,852 (10.6% of the outstanding Shares, based on 15,083,049 Shares outstanding pursuant to the Company’s Quarterly Report on Form 10Q filed on February 6, 2008). As of the date hereof, 541,256 of such beneficially owned Shares are owned of record by Trust A-4; 981,004 of such beneficially owned Shares are owned of record by Milfam II L.P; and 69,592 of such beneficially owned Shares are owned of record by Mr. Miller directly.
     (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P and Mr. Miller directly.
     (c) The following table details the purchase of Shares effected by Mr. Miller since the filing of Amendment No. 1:
Trust A-4

Date of Transaction	Number of Shares Purchased	Price Per Share
February 14, 2008	200	$4.32
February 15, 2008	100	$4.32
February 25, 2008	300	$4.32
February 26, 2008	2,322	$4.32
February 28, 2008	2,788	$4.32
February 29, 2008	310	$4.32
March 3, 2008	384	$4.32
March 4, 2008	3,490	$4.23
March 5, 2008	1,235	$4.23
March 6, 2008	2,800	$4.23
March 7, 2008	5,480	$4.1532
March 12, 2008	2,947	$4.0839
March 13, 2008	4,255	$4.00
March 17, 2008	655	$3.90
March 18, 2008	7,635	$3.90
March 19, 2008	20	$3.90
March 26, 2008	268	$3.90
March 31, 2008	20,000	$3.80

Date of Transaction	Number of Shares Purchased	Price Per Share
April 1, 2008	500	$3.70
April 2, 2008	19,750	$3.70
MILFAM II L.P

Date of Transaction	Number of Shares Purchased	Price Per Share
March 10, 2008	5,235	$4.09
March 11, 2008	9,013	$4.09
March 14, 2008	6,431	$3.9862
March 27, 2008	426	$3.90
March 28, 2008	15,110	$3.90
March 31, 2008	20,000	$3.80
April 2, 2008	19,750	$3.70
     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer Not Applicable.

Item 7.	Materials to be Filed as Exhibits: Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 10, 2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III